Delisting Determination, The Nasdaq Stock Market, LLC,
March 3, 2023, Scopus BioPharma Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of Scopus BioPharma Inc. (the Company), effective at the opening of the trading session on March 13, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A). The
Company was notified of the Staff determination on July 13, 2022. On July 20, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on August 25, 2022. On October August 31, 2022, Staff issued an additional delist determination letter for the Company failure to meet the requirements of Listing Rule 5450(b)(2)(C).
On September 13, 2022, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. After failing to meeting the Hearings Panel exception, on December 15, 2022, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on December 19, 2022.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on January 30, 2023.